UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant's name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573).

Elan Corporation, plc Annual General Meeting (“AGM”) 2011

Proxy Voting on Resolutions

Details of votes lodged by proxy on each of the resolutions proposed at the AGM held on 26 May 2011, as disclosed at the AGM under the provisions of the UK Corporate Governance Code.

No.	Resolution	Total Voted (1)	Vote For	Vote Against	Vote Withheld(2)
1	To receive and consider the financial statements for the year ended 31 December 2010 together with the reports of the Directors and Auditors thereon.	383,088,478	379,181,535	3,362,323	720,174
2	To elect Mr. Robert Ingram who retires from the Board in accordance with the requirements of the Articles of Association.	383,457,429	358,740,855	24,171,954	351,220
3	To re-elect Mr. Giles Kerr who retires from the Board by rotation in accordance with the requirements of the Articles of Association.	383,426,355	357,741,423	25,140,312	382,294
4	To re-elect Mr. Kieran McGowan who retires from the Board in accordance with the requirements of the Combined Code.	382,581,298	330,598,990	51,437,688	1,227,352
5	To re-elect Mr. Kyran McLaughlin who retires from the Board in accordance with the requirements of the Combined Code.	383,470,472	326,816,288	56,109,564	330,922
6	To re-elect Dr. Dennis Selkoe who retires from the Board in accordance with the requirements of the Combined Code.	383,463,709	349,288,005	33,631,084	344,940
7	To authorise the Directors to fix the remuneration of the Auditors.	383,446,430	377,567,385	5,334,425	362,219
8	To authorise the Directors to allot and issue relevant securities.	383,377,803	350,790,874	32,042,309	430,848
9	To authorise the disapplication of pre-emption rights.	383,175,254	369,021,390	13,609,244	633,396
10	To authorise the Company to make market purchases of its own shares.	383,558,291	377,840,008	5,173,663	250,361
11	To set the re-issue price range for treasury shares.	383,168,261	369,399,648	13,223,993	640,390
12	To authorise a 14 day notice period for Extraordinary General Meetings.	383,310,203	345,327,744	37,437,839	498,448

(1)	The total number of shares in respect of which proxy appointments have been validly made includes votes for, against, and discretionary proxies.
(2)	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the outcome of the resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC By: /s/ William F. Daniel William F. Daniel EVP, Company Secretary

Date: June 7, 2011